U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                            CITY CAPITAL CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                       (Title of Class of Securities)

                                 17776P-20-9
                                (CUSIP Number)

                           Ephren W. Taylor, II, CEO
                           City Capital Corporation
                        2000 Mallory Lane, Suite 130-301
                           Franklin, Tennessee 37067
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               January 12, 2009
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Ephren W. Taylor II

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________

(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 71,884,743

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  71,884,743

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 71,884,743

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 94.55% (as of January 12, 2009)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

City Capital Corporation
Common Stock, $0.001 par value
2000 Mallory Lane, Suite 130-301
Franklin, Tennessee 37067

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: Ephren W. Taylor II.

(b)  Address: 2000 Mallory Lane, Suite 130-301, Franklin, Tennessee 37067

(c)  Occupation: CEO of the Issuer.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 12, 2009, the Issuer issued 71,428,571 restricted shares of common stock to Mr. Taylor in connection with his employment agreement with the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 71,884,743 shares owned by Mr. Taylor (71,430,873 directly and 453,870 indirectly through Ephren Taylor Holdings LLC, which is controlled by Mr. Taylor). This amount represents, as of January 12, 2009, 94.55% of the outstanding common stock of the Issuer (total of 76,026,044 as of that date).

(b) Mr. Taylor has sole voting and dispositive power with respect to 71,884,743 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The 71,428,571 restricted shares of common stock were issued as executive compensation (valued at $500,000) in accordance with Mr. Taylor's employment agreement with the Issuer, dated January 1, 2008.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Employment Agreement between the Company and Ephren W. Taylor II, dated January 1, 2008 (incorporated by reference to Exhibit 10.8 of the Form 10-Q filed on May 20, 2008).


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       Ephren W. Taylor II


Date: February 3, 2009                 /s/  Ephren W. Taylor II